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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)

                                 ---------------

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                            SIBIA NEUROSCIENCES, INC.
                            (NAME OF SUBJECT COMPANY)

                                 ---------------

                            SIBIA NEUROSCIENCES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   825732 10 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              DR. WILLIAM T. COMER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            SIBIA NEUROSCIENCES, INC.
                            505 COAST BOULEVARD SOUTH
                           SAN DIEGO, CALIFORNIA 92037
                                 (858) 452-5892
            (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                           PERSON(S) FILING STATEMENT)

                                 ---------------

                                   COPIES TO:

                              THOMAS A. COLL, ESQ.
                              CARL R. SANCHEZ, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                           SAN DIEGO, CALIFORNIA 92121
                                 (619) 550-6000

                            GARY P. COOPERSTEIN, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000

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    This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Statement") relates to the tender offer of MC Subsidiary Corp., a Delaware corporation ("Offeror") and wholly owned subsidiary of Merck & Co., Inc., a New Jersey corporation (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated August 6, 1999, to purchase all of the outstanding Shares at a price of $8.50 per Share, net to the seller, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 6, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together shall constitute the "Offer"). The purpose of this Amendment No. 1 is to amend and supplement Items 4 and 9 of the Schedule 14D-9 as described below.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

         Item 4 is hereby amended and supplemented as set forth below. The text of Item 4 as previously filed on August 6, 1999 is incorporated herein by reference.

    On the afternoon of August 16, 1999, a putative class action lawsuit was filed in the Superior Court of the State of California in the County of San Diego alleging, among other things, that the Company's directors breached their fiduciary duties to the stockholders of SIBIA Neurosciences, Inc. (the "Company") in connection with the transactions contemplated by the previously announced Merger Agreement between the Company, Merck & Co., Inc. ("Merck") and MC Subsidiary Corp., pursuant to which MC Subsidiary Corp. commenced a tender offer on August 6, 1999 to acquire all of the outstanding shares of the Company for $8.50 per share in cash. Plaintiffs seek to enjoin the defendants from proceeding with the Merger Agreement and Offer, as well as unspecified damages and other remedies. The Company believes that the suit is without merit and will vigorously defend the suit. The above description is qualified in its entirety by reference to the complaint, a copy of which is filed herewith as Exhibit 10 and is incorporated herein by reference.

    On the afternoon of August 17, 1999, the Board of Directors of the Company received a letter from plaintiffs' counsel alleging, among other things, that the directors of the Company breached their fiduciary duties owed to the Company's stockholders. The above description is qualified in its entirety by reference to the letter, a copy of which is filed herewith as Exhibit 11 and is incorporated herein by reference.

    Since engaging CIBC World Markets in December 1998, the Company has not received any offer from any company or other person to acquire the Company, other than from Merck and an offer received in May 1999 from a small biotechnology company at a value between $4.75 to $5.25 per share of Company Common Stock as described in Item 4 as previously filed on August 6, 1999.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

         Item 9 is hereby amended and restated as follows:

      EXHIBIT                               DESCRIPTION
      -------                               -----------
     Exhibit 1      Offer to Purchase dated August 6, 1999 (incorporated by
                    reference to Exhibit (a)(1) of the Schedule 14D-1 of Merck
                    & Co., Inc. and MC Subsidiary Corp. filed with the
                    Securities and Exchange Commission on August 6, 1999 (the
                    "Schedule 14D-1")).**(1)

     Exhibit 2      Letter of Transmittal (incorporated by reference to Exhibit
                    (a)(2) of Schedule 14D-1).** (1)

     Exhibit 3 Joint Press Release issued by the Company and the Parent, dated August 2, 1999.(1)

     Exhibit 4      Opinion Letter of CIBC World Markets Corp., dated July 30,
                    1999.* (1)

     Exhibit 5      Confidential Disclosure Agreement dated July 21, 1999
                    between the Company and Parent.(1)

     Exhibit 6 Agreement and Plan of Merger, dated July 30, 1999 between the Company, the Parent and the Merger Sub (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1).(1)

     Exhibit 7 Stock Option Agreement dated July 30, 1999 among the Parent, the Merger Sub and the Company (incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1).(1)

     Exhibit 8      Shareholders Agreement dated July 30, 1999 between the
                    Parent, the Merger Sub and certain stockholders of the Company (incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1).(1)

     Exhibit 9       Letter to Stockholders of the Company dated August 6, 1999.*(1)



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
      EXHIBIT                               DESCRIPTION
      -------                               -----------
     Exhibit 10     Complaint - Steve Pellinger on behalf of himself and all
                    others similarly situated v. SIBIA Neurosciences, Inc.,
                    William R. Miller, William T. Comer, Gunnar Ekdahl, Jeffrey
                    F. McKelvy, Stanley T. Crooke, James D. Watson and Does 1-25
                    inclusive, Case No. GIC 733725 (Superior Court, San Diego,
                    CA, filed August 16, 1999)(2)

     Exhibit 11     Letter to SIBIA Board of Directors.(2)

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 *  Included in copies of Schedule 14D-9 mailed to stockholders of the Company

** Included in the Offer to Purchase materials mailed to stockholders of the Company

(1) Previously Filed

(2) Filed herewith



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
                                    SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          SIBIA NEUROSCIENCES, INC.


Date: August 19, 1999                     /s/ DR. WILLIAM T. COMER
                                       -------------------------------------
                                              Dr. William T. Comer
                                       President and Chief Executive Officer



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

                                  EXHIBIT INDEX



      EXHIBIT                               DESCRIPTION
      -------                               -----------
     Exhibit 1      Offer to Purchase dated August 6, 1999 (incorporated by
                    reference to Exhibit (a)(1) of the Schedule 14D-1 of Merck &
                    Co., Inc. and MC Subsidiary Corp. filed with the Securities and Exchange Commission on August 6, 1999 (the "Schedule
                    14D-1")).**(1)

     Exhibit 2      Letter of Transmittal (incorporated by reference to Exhibit
                    (a)(2) of Schedule 14D-1).**(1)

     Exhibit 3 Joint Press Release issued by the Company and the Parent, dated August 2, 1999.(1)

     Exhibit 4      Opinion Letter of CIBC World Markets Corp., dated July 30,
                    1999.*(1)

     Exhibit 5      Confidential Disclosure Agreement dated July 21, 1999
                    between the Company and Parent.(1)

     Exhibit 6 Agreement and Plan of Merger, dated July 30, 1999 between the Company, the Parent and the Merger Sub (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1).(1)

     Exhibit 7      Stock Option Agreement dated July 30, 1999 among the
                    Parent, the Merger Sub and the Company (incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1).(1)

     Exhibit 8      Shareholders Agreement dated July 30, 1999 between the
                    Parent, the Merger Sub and certain stockholders of the Company (incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1).(1)

     Exhibit 9      Letter to Stockholders of the Company dated August 6, 1999.*(1)

     Exhibit 10 Complaint - Steve Pellinger on behalf of himself and all others similarly situated v. SIBIA Neurosciences, Inc., William R. Miller, William T. Comer, Gunnar Ekdahl, Jeffrey
                    F. McKelvy, Stanley T. Crooke, James D. Watson and Does 1-25 inclusive, Case No. GIC 733725 (Superior Court, San Diego,
                    CA, filed August 16, 1999)(2)

     Exhibit 11     Letter to SIBIA Board of Directors.(2)

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 *  Included in copies of Schedule 14D-9 mailed to stockholders of the Company

** Included in the Offer to Purchase materials mailed to stockholders of the Company

(1) Previously Filed

(2) Filed herewith



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